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======
FORM 3
======

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

New York                             New York              10004
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    2/19/03

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Vixel Corporation (Nasdaq: VIXL)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

====================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
1. Title of    2. Date Exercisable    3. Title and Amount                   4. Conversion or   5. Ownership Form       6. Nature of
   Derivative     and Expiration         of Securities                         Exercise Price     of Derivative           Indirect
   Security       Date                   Underlying Derivative                 of Derivative      Securities: Direct      Beneficial
   (Instr. 4)     (Month/Day/Year)       Security (Instr. 4)                   Security           (D) or Indirect (I)     Ownership
                                                                                                  (Instr. 5)              (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                 Date      Expiration         Title            Amount or
              Exercisable     Date                             Number of
                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------
Series B       (1) Immed.   (1)               Common Stock,    2,863,524       (1)                    (2)                 (2)
Convertible                                   par value
Preferred                                     $0.0015 per
Stock                                         share
------------------------------------------------------------------------------------------------------------------------------------
Warrants       (1)          (1)               Common Stock,      859,058       (1)                    (2)                 (2)
to Purchase                                   par value
Common Stock                                  $0.0015 per
                                              share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

                                               (see attached pages)
                                               ---------------------------------
                                               ** Signature of Reporting Person
                                                  Attorney-in-fact

                                               February 28, 2003
                                               ---------------------------------
                                               Date

*     If the form is filed by more than one Reporting Person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Item 1: The Goldman Sachs Group, Inc.
        85 Broad Street
        New York, NY 10004

Item 2: February 19, 2003

Item 4: Vixel Corporation (Nasdaq: VIXL)

Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") and Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Group, the "Purchasers") (Goldman Sachs, GS Employee 2000 and the Purchasers, collectively, the "Reporting Persons"). The principal address of each Reporting Person is 85 Broad Street, New York, NY 10004.

Explanation of Responses:

(1) On February 19, 2003, pursuant to a Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2003, by and among Vixel Corporation (the "Company"), the Purchasers and the other investors' signatory thereto (the "Purchase Agreement"), the Purchasers purchased 2,863,524 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") and warrants (the "Warrants") to purchase an aggregate of 859,058 shares of common stock, par value $0.0015 per share of the Company (the "Common Stock") for an aggregate purchase price of $6,013,400. Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into one (1) fully paid and nonassessable share of Common Stock, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion. The Certificate of Designation, Preferences and Rights of the Series B Preferred Stock contains customary anti-dilution protection for the shares of Series B Preferred Stock. The Series B Preferred Stock shall, upon the occurrence of certain events, be automatically converted into Common Stock pursuant to the terms of the Certificate of Designation, Preferences and Rights of the Series B Preferred Stock. The Series B Preferred Stock may, at the option of the holders thereof, be redeemed by the Company, at any time on or after February 14, 2010. The number of shares of Common Stock underlying the Series B Preferred Stock increases as dividends accumulate on the Series B Preferred Stock. The warrants are exercisable, in whole or in part, at any time after August 14, 2003 until and including February 13, 2008. The exercise price of the Warrants is $2.63 per share.

(2) As of February 19, 2003, GS Group may be deemed to own (a) beneficially and directly an aggregate of 1,861,291 shares of Common Stock by reason of
      (i) its beneficial ownership of (A) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and (B) Warrants to purchase 429,529 shares of Common Stock and (b) beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock by reason of (i) GS Direct's beneficial ownership of (A) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and (B) Warrants to purchase 429,529 shares of Common Stock.

      As of February 19, 2003, Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock by reason of the GS Direct's beneficial ownership of (i) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and (ii) Warrants to purchase an aggregate of 429,529 shares of Common Stock. Goldman Sachs also has open short positions of 200 shares of Common Stock.

      An affiliate of GS Group and Goldman Sachs is the general partner of GS Direct. Goldman Sachs is the investment manager of GS Direct. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities owned by GS

Item 1: The Goldman Sachs Group, Inc.
        85 Broad Street
        New York, NY 10004

Item 2: February 19, 2003

Item 4: Vixel Corporation (Nasdaq: VIXL)

      Direct except to the extent of their pecuniary interest therein. Each of the Reporting Persons other than GS Group disclaims beneficial ownership of the shares of Common Stock directly owned by GS Group.

      As of February 19, 2003, GS Direct may be deemed to own beneficially and directly, and its general partner, GS Employee 2000 may be deemed to own beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock by reason of (i) GS Direct's beneficial ownership of (A) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and (B) Warrants to purchase 429,529 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                                          THE GOLDMAN SACHS GROUP, INC.

                                          By:    /s/ Edward T. Joel
                                                 -------------------------------
                                          Name:  Edward T. Joel
                                          Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO.

                                          By:    /s/ Edward T. Joel
                                                 -------------------------------
                                          Name:  Edward T. Joel
                                          Title: Attorney-in-fact


                                          GS EMPLOYEE FUNDS
                                          2000 GP, L.L.C.

                                          By:    /s/ Edward T. Joel
                                                 -------------------------------
                                          Name:  Edward T. Joel
                                          Title: Attorney-in-fact


                                          GOLDMAN SACHS DIRECT
                                          INVESTMENT FUND 2000,  L.P.

                                          By:    /s/ Edward T. Joel
                                                 -------------------------------
                                          Name:  Edward T. Joel
                                          Title: Attorney-in-fact

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th , 2003.

THE GOLDMAN SACHS GROUP, INC.

By:    /s/ Gregory K. Palm
       -----------------------------------------------------
Name:  GREGORY K. PALM
Title: Executive Vice President and General Counsel

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th , 2003.

GOLDMAN, SACHS & CO.

By:    /s/ Gregory K. Palm
       -----------------------------
Name:  GREGORY K. PALM
Title: Managing Director

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GS EMPLOYEE FUNDS 2000 GP, L.L.C. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 24th, 2003.

GS EMPLOYEE FUNDS 2000 GP, L.L.C.

By: /s/ Kaca B. Enquist
    -------------------------------------
    KACA B. ENQUIST, Vice President

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 24th, 2003.

GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

By: GS Employee Funds 2000 GP, L.L.C., its general partner

By: /s/ Kaca B. Enquist
-----------------------------------------
KACA B. ENQUIST, Vice President